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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

PPOL, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

693523 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)
Kazushige Shimizu
PPOL, Inc.
1 City Boulevard West, Suite 870
Orange, California  92868
714-221-7250
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

01/01/2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.                              13D                   Page  1 of 2  Pages

     693523 10 2
________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Forval Corporation

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     Japan
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         10,647,594
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           10,647,594
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,647,594
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     59.17%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     CO
________________________________________________________________________________

CUSIP No.                              13D                     Page 2 of 2 Pages

693523 10 2
________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Leo Global Fund

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     Cayman Islands
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         6,447,580
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           6,447,580
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,447,580
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     35.83%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     CO
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of PPOL,Inc. (PPOL) and is being filed pursuant to rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The address of the principal office of PPOL is:
One City Boulevard West
Suite 870
Orange, California 92868.

ITEM 2. IDENTITY AND BACKGROUND

         (a) This statement on Schedule 13D is being jointly filed by Forval Corporation and Leo Global Fund.

         (b)      The business address of Forval Corporation is:
                  JBP Oval Building
                  Jingu-mae 5-52-2
                  Shibuya-Ku, Tokyo, 150-001 JAPAN

                  The business address of Leo Global Fund is:
                  Sogo Hirakawa-cho Building 10th Floor
                  1-4-12 Hirakawa-cho, 1-Chome
                  Chiyoda, Tokyo, 102-0093  JAPAN

         (c)      Not applicable.

         (d) The Reporting Persons have not been convicted in any criminal proceeding during the last five years.

         (e) The Reporting Persons have not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction during the past five years.

         (f)      Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock were issued to the Reporting Persons in exchange for 100% of common stock of AJOL Co., Ltd. (7,000 shares: 5,000 from Forval Corporation and 2,000 from Leo Global Fund) pursuant to that certain Stock Purchase and Business Combination Agreement dated July 19, 2002. (See item 7 below.)

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock is being held for investment purposes. The Reporting Persons have no plans to dispose of or acquire additional shares of the Common Stock or to engage in any material transactions affecting the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) Amount beneficially owned as of February 28, 2003:

         (1) Forval Corporation beneficially owned 10,647,594 shares of Common Stock representing 59.17% of the total outstanding Common Stock.
         (2) Leo Global Fund beneficially owned 6,447,580 shares of Common Stock representing 35.83% of the total outstanding Common Stock

  (b) The Reporting Persons have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of their respective shares as noted in (a) above.

  (c) None of the Reporting Persons has engaged in any transaction with respect to the Common Stock within the last 60 days.

  (d) Not applicable.

  (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of PPOL, including but not limited to transfer or voting of any of the securities of PPOL, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Stock Purchase and Business Combination Agreement dated July 19, 2002, incorporated by reference to exhibit number 2 filed with our Registration Statement Form 10, filed on November 1, 2002.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/28/2003                              3/18/2003
-----------------------------          --------------------------------
Date                                   Date

/s/Kazushige Shimizu                   /s/ Nobuo Takada
-----------------------------          --------------------------------
Signature                              Signature

-----------------------------          --------------------------------
Kazushige Shimizu                      Nobuo Takada
Director                               Chief Executive Officer
Forval Corporation                     Leo Global Fund